Filed by Resaca Exploitation, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.

(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger, as amended on April 28, 2010.

This communication is being made in respect of the proposed business combination involving Resaca and Cano.  In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM market of the London Stock Exchange (the “AIM”) and (c) plan to file with the AIM and the SEC other necessary documents regarding the proposed transaction.  Investors and security holders of Resaca and Cano are urged to carefully read the Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900.  Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to the AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus and the AIM admission document described above.  Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

The following press release was made by Resaca on June 2, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

For immediate release

2 June 2010

Resaca Exploitation, Inc

(“Resaca” or the “Company”)

Posting of shareholder documents relating to merger with Cano Petroleum, Inc.

On 30 September 2009, Resaca announced a proposed merger with Cano Petroleum, Inc (“Cano”), a US domiciled company listed on NYSE Amex, on a tax-free share-for-share basis.

Resaca is pleased to announce that it has posted to shareholders an admission document, including an accompanying Proxy Statement, as required under the AIM Rules for Companies.  The Proxy Statement includes notice convening the annual meeting of Resaca to be held on 23 June 2010 at which resolutions will be proposed to, amongst other things, approve the merger with Cano.

The combined company will retain the Resaca name, will continue to be headquartered in Houston, Texas, and will be led by Resaca’s current Chairman, James Perry (‘‘J.P.’’) Bryan, Jr., who will become Chief Executive Officer of the combined company upon completion of the merger.

Following completion of the merger, the intention is for the enlarged share capital of the combined company to be admitted to trading on AIM and to be listed on the NYSE Amex.

Under the AIM Rules for Companies, the merger constitutes a reverse takeover of Resaca. Accordingly, the merger is conditional on its approval by Resaca shareholders, which is being sought at the annual meeting of Resaca.

MERGER

Pursuant to the merger agreement, Merger Sub, a newly formed, wholly-owned subsidiary of Resaca, will merge with and into Cano, with Cano being the surviving entity and a wholly-owned subsidiary of Resaca following the merger.

In the merger, each share of Cano common stock will be converted into the right to receive 0.42 shares of Resaca new common stock (after giving effect to the Reverse Stock Split) and each share of Cano preferred stock will be converted into the right to receive one share of newly issued Resaca preferred stock.  Immediately upon completion of the merger Cano stockholders will own approximately 50 per cent. of the enlarged share capital of Resaca new common stock in issue at this time, and Resaca shareholders will own the remaining 50 per cent.

The merger cannot be completed unless (i) the Resaca shareholders approve certain shareholder proposals including, as defined in the Proxy Statement, the Merger and the Share Issuances, the Reverse Stock Split and the Incentive Plan Amendment; and (ii) the Cano common and preferred stockholders adopt the merger agreement and approve the Cano Series D Amendment. In addition to Resaca shareholder and Cano stockholder approval, the consummation of the merger is contingent upon the following:

•                 the approval and implementation of the Reverse Stock Split and the Incentive Plan Amendment;

•                 approval for listing on the NYSE Amex of the Resaca new common stock to be issued in the merger (such approval was received by Resaca on 30 March 2010);

•                 Admission.   It is anticipated that trading on AIM of Resaca new common stock will be suspended following the passing of the proposals at the annual meeting of Resaca shareholders until the completion of the merger, and it is expected that Admission will become effective, the suspension of trading lifted and dealings in the enlarged share capital of the combined company will occur at 8.00 a.m. (London time) on 30 June 2010);

•                 all indebtedness under Resaca’s and Cano’s credit facilities having been repaid or refinanced, or Resaca and Cano having received the consent of the lenders under such credit facilities to enter into the merger.

Resaca and Cano currently expect each of these conditions to be satisfied prior to, or promptly after, Resaca’s annual meeting of shareholders and Cano’s special meeting of stockholders. However, it is possible that factors outside of either Resaca’s or Cano’s control could delay the satisfaction of these conditions or these conditions could not occur or be satisfied at all.

REVERSE STOCK SPLIT

As part of the proposals, Resaca is proposing a Reverse Stock Split to increase the stock price for shares of Resaca common stock immediately prior to the merger so that the minimum listing requirements of the NYSE Amex can be satisfied. The NYSE Amex requires all new securities listing on its market to have a minimum market price of US$2.00 per share.

The effect of the Reverse Stock Split is to reduce the number of shares of Resaca common stock in issue to one fifth of the number in issue immediately prior to the Reverse Stock Split. The Reverse Stock Split will therefore result in an increase of the stock price by the same proportion as the number of shares that are adjusted downward, resulting in an expected five times increase in the stock price for each share of Resaca common stock on AIM prior to the completion of the merger and the listing of the Resaca new common stock on the NYSE Amex. It is a condition precedent to the merger that the Resaca new common stock is listed on the NYSE Amex.

If approved by Resaca shareholders and implemented by the board of directors, the Reverse Stock Split would occur immediately prior to the merger for all shares of Resaca common stock in issue immediately prior to the Reverse Stock Split. The Reverse Stock Split would affect all Resaca shareholders uniformly and would not affect any Resaca shareholder’s percentage ownership interest in Resaca immediately prior to the merger. In addition, the Reverse Stock Split would not affect any Resaca shareholder’s proportionate voting rights. Each share of Resaca new common stock outstanding after the Reverse Stock Split would be entitled to one vote and would remain fully paid and non-assessable.

The principal effects of the Reverse Stock Split would be that:

•                 based on the number of shares of Resaca common stock in issue as of 28 May 2010, the number of shares of Resaca new common stock issued and outstanding would be approximately 19,389,499 shares of Resaca new common stock, a decrease of 77,557,995 shares from the 96,947,494 shares of Resaca common stock in issue as of 28 May 2010, a reduction of 80 per cent.;

•                 the exercise price and the number of shares of Resaca new common stock issuable under Resaca’s outstanding stock options would be proportionately adjusted based on the above ratio; and

•                 the number of shares of Resaca common stock reserved for issuance under the Incentive Plan would be reduced proportionally prior to the implementation of the Incentive Plan Amendment.

No scrip or fractional certificates will be issued in connection with the Reverse Stock Split. Instead, any fractional share that results from the Reverse Stock Split will be exchanged for cash in an amount equal to the closing price on the effective date of the merger.

LISTING ON NYSE AMEX, ADMISSION, SETTLEMENT AND CREST

In line with the merger agreement, it is intended that the enlarged share capital of the combined company be admitted to trading on AIM and be listed on NYSE Amex.

Application will be made for the enlarged share capital of the combined company to be admitted to trading on AIM. The combined company received approval for listing the enlarged share capital of the combined company on the NYSE Amex upon notice of issuance on 30 March 2010.

Following the passing of the proposals at the annual meeting of Resaca, it is anticipated that trading on AIM of Resaca common stock will be suspended from 7.00 a.m. (London time) on 24 June 2010. Dealings in the shares of Resaca new common stock outstanding as of 24 June 2010 are expected to commence on NYSE Amex at 9.30 a.m. (New York time) on 24 June 2010.  Following the expected completion of the merger on 29 June 2010, it is expected that Admission will become effective, suspension of trading lifted and dealings in the enlarged share capital of the combined company to commence on AIM at 8.00 a.m. (London time) on 30 June 2010.  Dealings in the enlarged share capital of the combined company are expected to commence on NYSE Amex at 9.30 a.m. (New York time) on 30 June 2010.

Following its NYSE Amex listing, Resaca will be a US Exchange Act reporting company and the Resaca common stock will be registered under the US Securities Act. As a result, any restrictions previously in place on the Resaca common stock will no longer apply and all Resaca new common stock will be capable of being traded electronically through CREST in the form of CDIs which facilitate trading and settlement of shares of non-UK companies in CREST. CDIs are uncertificated ‘‘mirror image’’ securities constituted under English law representing the underlying shares.

ISIN number of the Resaca new common stock	US76083G3020

SEDOL number of the Resaca new common stock	B3MCXB6
Proposed AIM symbol following completion of the merger	RSOX
Proposed NYSE Amex symbol following completion of the merger	RSOX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Proxy Card/Instruction Letter	23 June 2010

Record Date of Resaca (for annual meeting)	21 May 2010

Annual meeting of Resaca	23 June 2010

Record date for the Reverse Stock Split	Close of business (London time) on 23 June 2010

Suspension of trading of Resaca new common stock on AIM	7.00 a.m. (London time) on 24 June 2010

Dealings in Resaca new common stock outstanding as of 24 June 2010 expected to commence on NYSE Amex	9.30 a.m. (New York time) on 24 June 2010

Proposed completion of merger	29 June 2010

Admission expected to become effective, suspension of trading lifted and dealings in the enlarged share capital of the combined company expected to commence on AIM	8.00 a.m. (London time) on 30 June 2010

Dealings in the enlarged share capital of the combined company expected to commence on NYSE Amex	9.30 a.m. (New York time) on 30 June 2010

For further information, please contact:

Resaca Exploitation, Inc.
J.P. Bryan, Chairman	+1 713-753-1300
John J (“Jay”) Lendrum, III, Chief Executive Officer	+1 713-753-1400
Chris Work, Chief Financial Officer	+1 713-753-1406

Buchanan Communications (Investor Relations)	+44 (0) 20 7466 5000
Tim Thomson
Catherine Breen
Katharine Sutton

Seymour Pierce Limited (Nomad)	+44 (0) 20 7107 8000
Jonathan Wright

Cano Petroleum, Inc.
Ben Daitch, Chief Financial Officer	+1 817-698-0900

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas, whose activities are currently focused on the exploitation of its portfolio of oil and gas properties.  These properties are located in the Permian Basin of West Texas and Southeast New Mexico. Additional information, including the AIM admission document, is available at www.resacaexploitation.com.

About Cano

Cano is an independent oil and natural gas company whose strategy is to exploit its current undeveloped reserves and to acquire, where economically prudent, assets suitable for enhanced oil recovery at a low cost.  Cano’s properties are located onshore in Texas, New Mexico and Oklahoma. Additional information is available at www.canopetro.com.

Forward looking statements

Safe-Harbor Statement - Except for the historical information contained herein, the matters set forth in this news release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Resaca and Cano intend that all such statements be subject to the “safe-harbor” provisions of those Acts. Many important risks, factors and conditions may cause the Company’s actual results to differ materially from those discussed in any such forward-looking statement. These risks include, but are not limited to, estimates or forecasts of reserves, estimates or forecasts of production, future commodity prices, exchange rates, interest rates, geological and political risks, drilling risks, product demand, transportation restrictions, the ability of Resaca or Cano to obtain additional capital, and other risks and uncertainties described in Cano’s and the Company’s filings with the SEC. The historical results achieved by Resaca or Cano are not necessarily indicative of its future prospects. Neither Resaca nor Cano undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.